FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Correction to Financial Statements

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2013.

EXPLANATORY NOTE: The registrant furnished to the SEC a report on Form 6-K on July 26, 2013 and a report on Form 6-K/A on May 30, 2014, amending the report on Form 6-K furnished on July 26, 2013. The registrant is furnishing this Form 6-K in order to show the amendments to certain data for the three months ended June 30, 2013 and certain quarterly comparatives data shown in Exhibit 1 “Financial Summary – Three months ended June 30, 2013”, furnished on Form 6-K on July 26, 2013, as reflected in Exhibit 1 to the report on Form 6-K/A furnished on May 30, 2014 and shown in Exhibit 1 to this report. Such amendments to certain data have been made to correct a mistake in the calculation of the number of shares of Nomura Holdings, Inc. common stock held as treasury stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 30, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Nomura Announces Correction to Financial Statements

Tokyo, May 30, 2014—Nomura Holdings, Inc. today announced corrections to the document issued on July 26, 2013, titled “Financial Highlights — Three months ended June 2013” as underlined below. The impact of the corrections on Nomura’s consolidated financial results is negligible.

Corrections

1.	Consolidated operating results for the three months ended June 30, 2013

2.	Quarterly Consolidated Financial Statements

(1)	Consolidated Balance Sheets (UNAUDITED) (Page 6 and 7)

(6)	Significant Changes in Equity (UNAUDITED) (Page 11)

Details of the corrections are underlined in the attachment below.

Attachment

1. Consolidated Operating Results

Original

(2) Financial Position

	At March 31	At June 30
	2013	2013
	(Millions of yen, except per share data)
Total assets	37,942,439	41,954,813
Total equity	2,318,983	2,394,869
Total NHI shareholders’ equity	2,294,371	2,369,007
Total NHI shareholders’ equity as a percentage of total assets	6.0%	5.6%
Total NHI shareholders’ equity per share (Yen)	618.27	639.99

Notes

(4) Number of shares issued (common stock)

	At March 31	At June 30
	2013	2013
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	111,602,349	120,949,330

	For the three months ended June 30
	2012	2013
Average number of shares outstanding (year-to-date)	3,674,586,163	3,705,893,380

Corrected

(2) Financial Position

	At March 31	At June 30
	2013	2013
	(Millions of yen, except per share data)
Total assets	37,942,439	41,954,802
Total equity	2,318,983	2,394,858
Total NHI shareholders’ equity	2,294,371	2,368,996
Total NHI shareholders’ equity as a percentage of total assets	6.0%	5.6%
Total NHI shareholders’ equity per share (Yen)	618.27	639.99

Notes

(4) Number of shares issued (common stock)

	At March 31	At June 30
	2013	2013
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	111,602,349	120,965,230

	For the three months ended June 30
	2012	2013
Average number of shares outstanding (year-to-date)	3,674,586,163	3,705,889,405

2. Quarterly Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED) (Page 6 and 7)

Original

	Millions of yen
	March 31, 2013	June 30, 2013	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	805,087	1,201,766	396,679
Time deposits	577,921	642,909	64,988
Deposits with stock exchanges and other segregated cash	269,744	331,753	62,009

Total cash and cash deposits	1,652,752	2,176,428	523,676

Loans and receivables:
Loans receivable	1,575,494	1,338,404	(237,090)
Receivables from customers	63,792	59,771	(4,021)
Receivables from other than customers	992,847	807,501	(185,346)
Allowance for doubtful accounts	(2,258)	(3,445)	(1,187)

Total loans and receivables	2,629,875	2,202,231	(427,644)

Collateralized agreements:
Securities purchased under agreements to resell	8,295,372	10,120,178	1,824,806
Securities borrowed	5,819,885	6,609,875	789,990

Total collateralized agreements	14,115,257	16,730,053	2,614,796

Trading assets and private equity investments:
Trading assets*	17,037,191	18,107,486	1,070,295
Private equity investments	87,158	88,444	1,286

Total trading assets and private equity investments	17,124,349	18,195,930	1,071,581

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,831 million as of March 31, 2013 and ¥366,580 million as of June 30, 2013)	428,241	434,256	6,015
Non-trading debt securities*	920,611	1,074,987	154,376
Investments in equity securities*	123,490	130,679	7,189
Investments in and advances to affiliated companies*	345,705	352,847	7,142
Other	602,159	657,402	55,243

Total other assets	2,420,206	2,650,171	229,965

Total assets	37,942,439	41,954,813	4,012,374

*	Including securities pledged as collateral

Millions of yen
March 31, 2013	June 30, 2013	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	738,445	973,036	234,591
Payables and deposits:
Payables to customers	476,705	630,631	153,926
Payables to other than customers	864,962	1,487,597	622,635
Deposits received at banks	1,072,134	1,275,199	203,065

Total payables and deposits	2,413,801	3,393,427	979,626

Collateralized financing:
Securities sold under agreements to repurchase	12,444,317	13,725,503	1,281,186
Securities loaned	2,158,559	2,340,133	181,574
Other secured borrowings	806,507	842,258	35,751

Total collateralized financing	15,409,383	16,907,894	1,498,511

Trading liabilities	8,491,296	9,670,942	1,179,646
Other liabilities	978,163	919,705	(58,458)
Long-term borrowings	7,592,368	7,694,940	102,572

Total liabilities	35,623,456	39,559,944	3,936,488

Equity
NHI shareholders’ equity:
Common stock
Authorized Issued	- -	6,000,000,000 shares 3,822,562,601 shares as of March 31, 2013 and 3,822,562,601 shares as of June 30, 2013
Outstanding	-	3,710,960,252 shares as of March 31, 2013 and 3,701,613,271 shares as of June 30, 2013	594,493	594,493	—
Additional paid-in capital	691,264	680,857	(10,407)
Retained earnings	1,136,523	1,202,417	65,894
Accumulated other comprehensive income (loss)	(57,395)	(25,810)	31,585

Total NHI shareholders’ equity before treasury stock	2,364,885	2,451,957	87,072
Common stock held in treasury, at cost -
111,602,349 shares as of March 31, 2013 and 120,949,330 shares as of June 30, 2013	(70,514)	(82,950)	(12,436)

Total NHI shareholders’ equity	2,294,371	2,369,007	74,636

Noncontrolling interests	24,612	25,862	1,250

Total equity	2,318,983	2,394,869	75,886

Total liabilities and equity	37,942,439	41,954,813	4,012,374

Corrected

	Millions of yen
	March 31, 2013	June 30, 2013	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	805,087	1,201,766	396,679
Time deposits	577,921	642,909	64,988
Deposits with stock exchanges and other segregated cash	269,744	331,753	62,009

Total cash and cash deposits	1,652,752	2,176,428	523,676

Loans and receivables:
Loans receivable	1,575,494	1,338,404	(237,090)
Receivables from customers	63,792	59,771	(4,021)
Receivables from other than customers	992,847	807,501	(185,346)
Allowance for doubtful accounts	(2,258)	(3,445)	(1,187)

Total loans and receivables	2,629,875	2,202,231	(427,644)

Collateralized agreements:
Securities purchased under agreements to resell	8,295,372	10,120,178	1,824,806
Securities borrowed	5,819,885	6,609,875	789,990

Total collateralized agreements	14,115,257	16,730,053	2,614,796

Trading assets and private equity investments:
Trading assets*	17,037,191	18,107,475	1,070,284
Private equity investments	87,158	88,444	1,286

Total trading assets and private equity investments	17,124,349	18,195,919	1,071,570

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,831 million as of March 31, 2013 and ¥366,580 million as of June 30, 2013)	428,241	434,256	6,015
Non-trading debt securities*	920,611	1,074,987	154,376
Investments in equity securities*	123,490	130,679	7,189
Investments in and advances to affiliated companies*	345,705	352,847	7,142
Other	602,159	657,402	55,243

Total other assets	2,420,206	2,650,171	229,965

Total assets	37,942,439	41,954,802	4,012,363

*	Including securities pledged as collateral

Millions of yen
March 31, 2013	June 30, 2013	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	738,445	973,036	234,591
Payables and deposits:
Payables to customers	476,705	630,631	153,926
Payables to other than customers	864,962	1,487,597	622,635
Deposits received at banks	1,072,134	1,275,199	203,065

Total payables and deposits	2,413,801	3,393,427	979,626

Collateralized financing:
Securities sold under agreements to repurchase	12,444,317	13,725,503	1,281,186
Securities loaned	2,158,559	2,340,133	181,574
Other secured borrowings	806,507	842,258	35,751

Total collateralized financing	15,409,383	16,907,894	1,498,511

Trading liabilities	8,491,296	9,670,942	1,179,646
Other liabilities	978,163	919,705	(58,458)
Long-term borrowings	7,592,368	7,694,940	102,572

Total liabilities	35,623,456	39,559,944	3,936,488

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2013 and 3,822,562,601 shares as of June 30, 2013
Outstanding	-	3,710,960,252 shares as of March 31, 2013 and 3,701,597,371 shares as of June 30, 2013	594,493	594,493	—
Additional paid-in capital	691,264	680,857	(10,407)
Retained earnings	1,136,523	1,202,417	65,894
Accumulated other comprehensive income (loss)	(57,395)	(25,810)	31,585

Total NHI shareholders’ equity before treasury stock	2,364,885	2,451,957	87,072
Common stock held in treasury, at cost -
111,602,349 shares as of March 31, 2013 and 120,965,230 shares as of June 30, 2013	(70,514)	(82,961)	(12,447)

Total NHI shareholders’ equity	2,294,371	2,368,996	74,625

Noncontrolling interests	24,612	25,862	1,250

Total equity	2,318,983	2,394,858	75,875

Total liabilities and equity	37,942,439	41,954,802	4,012,363

(6) Significant Changes in Equity (UNAUDITED) (Page 11)

Original

Millions of yen
For the three months ended June 30, 2013
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	691,264
Gain (loss) on sales of treasury stock	(4,315)
Issuance and exercise of common stock options	(6,092)

Balance at end of period	680,857

Retained earnings
Balance at beginning of year	1,136,523
Net income attributable to NHI shareholders	65,894

Balance at end of period	1,202,417

Accumulated other comprehensive income (loss) Cumulative translation adjustments
Balance at beginning of year	(38,875)
Net change during the period	32,343

Balance at end of period	(6,532)

Defined benefit pension plans
Balance at beginning of year	(28,518)
Pension liability adjustment	1,024

Balance at end of period	(27,494)

Non-trading securities
Balance at beginning of year	9,998
Net unrealized gain (loss) on non-trading securities	(1,782)

Balance at end of period	8,216

Balance at end of year	(25,810)

Common stock held in treasury
Balance at beginning of year	(70,514)
Repurchases of common stock	(32,476)
Sale of common stock	0
Common stock issued to employees	19,373
Other net change in treasury stock	667

Balance at end of period	(82,950)

Total NHI shareholders’ equity

Balance at end of period	2,369,007

Noncontrolling interests
Balance at beginning of year	24,612
Net change during the period	1,250

Balance at end of period	25,862

Total equity

Balance at end of period	2,394,869

Corrected

Millions of yen
For the three months ended June 30, 2013
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	691,264
Gain (loss) on sales of treasury stock	(4,315)
Issuance and exercise of common stock options	(6,092)

Balance at end of period	680,857

Retained earnings
Balance at beginning of year	1,136,523
Net income attributable to NHI shareholders	65,894

Balance at end of period	1,202,417

Accumulated other comprehensive income (loss) Cumulative translation adjustments
Balance at beginning of year	(38,875)
Net change during the period	32,343

Balance at end of period	(6,532)

Defined benefit pension plans
Balance at beginning of year	(28,518)
Pension liability adjustment	1,024

Balance at end of period	(27,494)

Non-trading securities
Balance at beginning of year	9,998
Net unrealized gain (loss) on non-trading securities	(1,782)

Balance at end of period	8,216

Balance at end of year	(25,810)

Common stock held in treasury
Balance at beginning of year	(70,514)
Repurchases of common stock	(32,487)
Sale of common stock	0
Common stock issued to employees	19,373
Other net change in treasury stock	667

Balance at end of period	(82,961)

Total NHI shareholders’ equity

Balance at end of period	2,368,996

Noncontrolling interests
Balance at beginning of year	24,612
Net change during the period	1,250

Balance at end of period	25,862

Total equity

Balance at end of period	2,394,858

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.